UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.     )*

INNOVIVE PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45774F 10 5 (CUSIP Number)

June 29, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45774F 10 5 Innovive Pharmaceuticals, Inc. Page 2 of 5

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only)

Jason Stein
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

Not Applicable
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power

192,385
6. Shared Voting Power

0
7. Sole Dispositive Power

192,385
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

192,385
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not Applicable
11.	Percent of Class Represented by Amount in Row (9)

5.40%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 45774F 10 5

Innovive Pharmaceuticals, Inc.

Item 1	(a)	Name of Issuer

Innovive Pharmaceuticals, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices

555 Madison Avenue, 25th Floor, New York, New York 10022

Item 2	(a)	Name of Person Filing

Jason Stein

Item 2	(b)	Address of Principal Business Office, or, if None, Residence

c/o Paramount BioCapital Investments, LLC, 787 Seventh Avenue, 48th Floor New York, New York 10019

Item 2	(c)	Citizenship

United States

Item 2	(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2	(e)	CUSIP Number

45774F 10 5

Item 3.	Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

Not Applicable

CUSIP No. 45774F 10 5

Innovive Pharmaceuticals, Inc.

Item 4.	Ownership

	(a)	Amount Beneficially Owned: As of June 29, 2006, Mr. Stein beneficially owned an aggregate of 192,385 shares of the Issuer’s common stock and has sole voting and dispositive power of 192,385 shares.

	(b)	Percent of Class: 5.40%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote: 192,385

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or direct the disposition of: 192,385

		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45774F 10 5

Innovive Pharmaceuticals, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 2006
Date

/s/ Jason Stein
Jason Stein